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SECI 11016205 ISSION
...ashington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 23 2011 WASH., D.C. 200

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 32465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Whitestone Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2415 24th Street
(No. and Street)

Astoria (City) New York (State) 11102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Pappas (718) 626-0349
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Colabella & Company, LLP
(Name – *if individual, state last, first, middle name*)

1444 86th Street (Address) Brooklyn (City) New York (State) 11228 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mm

OATH OR AFFIRMATION

I, Anthony Pappas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Whitestone Securities Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Anthony Pappas
Signature

President
Title

Neil Cahn
Notary Public

NEIL CAHN
NOTARY PUBLIC, State of New York
No. 02CA4608909
Qualified in Nassau County
Commission Expires January 31, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Whitestone Securities, Inc.
Financial Statements and Schedules

Table of Contents

Member: AICPA - NYSSCPA - PCPS

Patrick R. Colabella, C.P.A.
managing partner

A. Lyle Bauer, C.P.A.
partner

www.colabella.com

Colabella & Company LLP
Est. 1974

Certified Public Accountants

New York City
1444 86th Street · Brooklyn, NY 11228
Tel: (718) 234-0190
Fax: (718) 234-0191

Orange County
687 Mullock Road - Port Jervis, NY 12771
Tel: (845) 355-1085

Independent Auditors' Report

The Board of Directors of
Whitestone Securities, Inc.

We have audited the accompanying statement of financial condition of **Whitestone Securities, Inc.**, as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Whitestone Securities, Inc.**, as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the schedules of computation of minimum capital requirement and computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Colabella & Company, LLP
Brooklyn, New York
February 18, 2011

Whitestone Securities, Inc.
Statement of Financial Condition
December 31, 2010

Assets

Current Assets		
Cash and cash equivalents	$	187,679
Marketable securities		87,221
Commissions receivable		2,314
Prepaid expenses		3,074
Total Current Assets		280,288
Property and equipment		
Furniture		2,115
Computer		6,842
Total property and equipment		8,958
Less: accumulated depreciation		(8,958)
Property and equipment (net)		-
Total Assets	$	280,288

Liabilities and Shareholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	4,349
Deferred income taxes		15,297
Total Liabilities		19,646
Shareholders' Equity		
Common stock		1,000
Retained earnings (Includes $41,359 of unrealized gains)		259,642
Total Shareholders' Equity		260,642
Total Liabilities and Shareholders' Equity	$	280,288

See accompanying notes to financial statements

Whitestone Securities, Inc.
Notes to Financial Statements
For the Year Ending December 31, 2010

Note 1 - Nature of Business

Nature of operations - Whitestone Securities, Inc (the Company) was incorporated on July 5, 1984 under the laws of the State of New York for the purpose of doing business as a Securities Broker-Dealer. The Company is registered with the Financial Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) to serve as a broker for corporate securities. The Company derives the majority of its revenue through securities commissions and proprietary trading profits. The Company clears all of its securities transactions with and for customers on a fully disclosed basis through a clearing arrangement.

Note 2 - Summary of Significant Accounting Policies

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date as if settled. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' security transactions and related commissions and expenses are reported on a trade date basis.

Cash equivalents – Holdings of highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Restricted cash - Restricted cash consists of funds on deposit pursuant to a contractual agreement.

Concentration of credit risk – The Company maintains its cash at various financial institutions. The cash balances at these institutions do not exceed the available Federal Deposit Insurance Corporation (FDIC) as of December 31, 2010.

Marketable securities - Securities owned are valued at quoted market prices. The unrealized gain or loss resulting from the difference between cost and market is included in income.

Property & equipment - Property & equipment are recorded at cost and depreciated over the estimated useful lives of those assets using the straight-line method. Expenditures for routine maintenance and repairs are charged to expenses as incurred.

Note 3 - Net Capital Requirements

The Company's Net Capital requirement is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), as defined, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital not exceed 8 to 1. As of December 31, 2010, the Company had net capital of $258,788, which was $158,788 in excess of its $100,000 requirement, and a ratio of aggregate indebtedness to net capital of .017 to 1 (1.7%).

Note 4 – Investments

The following is a summary of securities at December 31, 2010:

	Cost	Gross Unrealized Gains (Losses)	Fair Value
U.S. corporate securities	$ 45,862	$ 41,359	$ 87,221

Note 5 – Capital Structure

At December 31, 2010, the Company has one share of no par value common stock issued and outstanding. Common shares are voting and dividends are paid at the discretion of the Board of Directors. All common shares are restricted from transfer to third parties without the Company or other shareholders first being offered the right to purchase those shares at the current market price.

Note 6 - Income Taxes

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements and tax returns.

A deferred tax liability has been established due to temporary differences between book and tax in accordance with GAAP from unrealized gains on marketable securities being held by the Company.

Note 6 - Income Taxes—Continued

Deferred tax liability January 1, 2010	$ 15,163
Adjustment due to increase in market value of securities in 2010	134
Deferred tax liability December 31, 2010	$ 15,297

Note 7 - Off Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The customer transactions are transacted on a cash basis through the facilities of its clearing broker. In the event the customers fail to satisfy their obligations to the clearing broker, the Company may be required to compensate the clearing broker for losses incurred on behalf of the customer.

Whitestone Securities, Inc.
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2010

Computation of Net Capital

Shareholders' Equity	$	260,642
Deferred income taxes		15,296
Tentative Net Capital		275,938
Deductions and/or charges:		
Non-allowable assets		(3,074)
Haircuts on securities		(14,076)
Net Capital	$	258,788
Required Capital	$	100,000
Net Capital in Excess of Requirement	$	158,788

Computation of Aggregate Indebtedness

Accounts payable & accrued expenses		4,349
Total Aggregate Indebtedness		4,349
Ratio of aggregate indebtedness to net capital		.017 to 1
Percentage of aggregate indebtedness to net capital		1.7%

Reconciliation with Company's calculation as reported on December 31, 2010 FOCUS report

Net Capital as reported in December 31, 2010 Form X-17A-5, Part IIA unaudited FOCUS report		258,788
Adjustments		-
Net Capital, Per Above	$	258,788

See accompanying notes to financial statements

Whitestone Securities, Inc.
Information Relating to the Possession Or
Control Requirements Under Sec Rule 15c3-3
As of December 31, 2010

Whitestone Securities, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is therefore exempt from the reserve formula calculations and possession and control computations.

Whitestone Securities, Inc.
Information Relating to the Reconciliation of the
Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA
under Sec Rule 15c3-1 as of December 31, 2010

A reconciliation is not necessary pursuant to Rule 17a-5(d)(4) since Whitestone Securities, Inc. had no material differences between the audited Computation of Net Capital and the corresponding unaudited FOCUS Report Part IIA for the year ended December 31, 2010.

Member: AICPA - NYSSCPA - PCPS

Patrick R. Colabella, C.P.A.
managing partner

A. Lyle Bauer, C.P.A.
partner

www.colabella.com

Colabella & Company LLP
Est. 1974

Certified Public Accountants

New York City
1444 86th Street · Brooklyn, NY 11228
Tel: (718) 234-0190
Fax: (718) 234-0191

Orange County
687 Mullock Road - Port Jervis, NY 12771
Tel: (845) 355-1085

Report of Independent Accountants On Internal Control Structure As Required By Sec Rule 17a-5(G)(1)

To the Stockholders of
Whitestone Securities, Inc.

In planning and performing our audit of the financial statements of Whitestone Securities, Inc. as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control . Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is amore than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Colabella & Company

Colabella & Company, LLP
Brooklyn, New York
February 18, 2011
Page 2 of 2

Whitestone Securities Inc.
S.E.C. I.D. No. 8-32465

Statement of Financial Condition
For the Year Ended December 31, 2010
and Independent Auditors'
Report and Supplemental Report On
Internal Control Structure

Public Document

Filed Pursuant to Rule 17a-5(e) (3)
under the Securities Exchange Act of 1934
as a Public Document